                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November, 2005


                        Commission File Number: 000-11743



                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)



                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]          Form 40-F [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]          No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----


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


                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                               Page
                                                                                               ----
Announcement Regarding Change of Holding of Our Largest Major Stockholder                        3

Signature                                                                                        5

Exhibit Index                                                                                    6

Exhibit 1  Announcement Regarding Change of Holding of Our Largest Major Stockholder             7











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    ANNOUNCEMENT REGARDING CHANGE OF HOLDING OF OUR LARGEST MAJOR STOCKHOLDER

     On November 18, 2005, we announced a change of the holding of one of our largest major stockholder. Attached as Exhibit 2 hereto is an English translation of the release.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

     The attached announcement contains a forward-looking statement that is based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statement is subject to various risks and uncertainties. The forward-looking statement is contained in the section entitled "5. Forecast of future operations".

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached announcement. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

     o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     o Our ability to further develop our catalog and Internet sales capabilities;

     o The highly competitive nature of our business and the strength of our competitors;

     o    Effects of seasonality on our business and performance;

     o Risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, trade protection measures and import or export licensing requirements, changes in tax laws, fluctuations in currency exchange rates, difficulties managing widespread operations, differing protection of intellectual property, difficulties in collecting accounts receivable and public health crises;

     o The impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities;

     o Unexpected increases in our funding obligations with respect to our employee benefit plans due to adverse conditions in the equity or debt markets or other factors; and

     o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

     The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached announcement. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statement contained in the attached announcement, whether as a result of new information, future events or otherwise.




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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        WACOAL HOLDINGS CORP.
                                        (Registrant)



                                        By: /s/ Ikuo Otani
                                            ------------------------------------
                                            Ikuo Otani
                                            General Manager, Corporate Planning


Date: November 21, 2005

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                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

Exhibit 1   Announcement Regarding Change of Holding of Our Largest Major
            Stockholder                                                       7

                                    EXHIBIT 1


    ANNOUNCEMENT REGARDING CHANGE OF HOLDING OF OUR LARGEST MAJOR STOCKHOLDER

                              (English Translation)

                                                          November 18, 2005

To whom it may concern:

                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto
                                 President and Representative Director
                                 (Code Number: 3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)


    Announcement Regarding Change of Holding of Our Largest Major Stockholder
    -------------------------------------------------------------------------

     We hereby announce the following change in the holding of our largest major stockholder as of November 15, 2005.

1.   Background to the change:

          We became aware of the change upon receiving a Report of Major Stockholding on November 15, 2005 filed by the relevant major stockholder.

2.   Name and other information concerning the relevant stockholder:

     (1) Name:      NWQ Investment Management Company

     (2) Address:   2049 Century Park East, 16th Floor, Los Angeles,
                    California 90067, United States of America

3. The number of shares (number of voting rights) held by such stockholder and the ratio to the number of voting rights of all stockholders:

                                                   Ratio to the number
                                                of voting rights of all     Ranking among
                            Number of shares         stockholders            our largest
                          (voting rights) held        (*Note 2)              stockholders
     -------------------------------------------------------------------------------------
     Prior to the change           0                   0%                         --
     -------------------------------------------------------------------------------------
                          15,523,021  (*Note 1)
     After the change                              10.84% (*Note 1)            First
                             (15,523) (*Note 1)
     -------------------------------------------------------------------------------------

     (Note 1) It was reported that the above-mentioned major stockholder substantially holds 14,539 voting rights (the ratio to the number of voting rights of all stockholders of which is 10.15%) out of all the voting rights held by such stockholder after the change (i.e., 15,523 voting rights) through ADRs (American Depositary Receipts) issued by our company, and that the nominal holder of such voting rights registered in our stockholders' register is Hero and Company, a nominee of The Bank of New York, which is the depositary bank for our company's ADRs.

               Please note that the number of shares (number of voting rights) held by Hero and Company and the ratio to the number of voting rights of all stockholders as of September 30, 2005 are as follows:

                    Number of shares (Number of voting
                         rights) held:                       15,157,880 (15,157)
                    Ratio to the number of voting rights
                         of all stockholders:                10.58%

     (Note 2) The number of shares without voting rights, which are deducted from the total number of issued and outstanding shares:
               756,685 shares

               The total number of issued and outstanding shares as of September 30, 2005: 144,016,685 shares

4.   Date of confirmation of the above-mentioned change: November 15, 2005

5.   Forecast of future operations:

          We expect no impact from the above-mentioned change on the forecast of our business results or other matters.

                                                                         - End -




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